Exhibit 99.2

1 1 Stratasys Stratasys to Acquire Origin Conference Call December 9, 2020 Stratasys

2 Stratasys Stratasys to Acquire Origin Conference call & webcast details Speakers • Yoav Zeif – Stratasys CEO • Chris Prucha – Origin CEO • Lilach Payorski – Stratasys CFO • Yonah Lloyd – Stratasys VP Investor Relations Live webcast and replay: https://78449.themediaframe.com/dataconf/productusers/s sys/mediaframe/42481/indexl.html Live dial - in information US Toll - Free dial - in: 1 - 877 - 407 - 0619 International dial - in: +1 - 412 - 902 - 1012 2

Forward - looking statements The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the performance of Origin, are forward - looking statements reflecting management's current expectations and beliefs . These forward - looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change . Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward - looking statements . These risks and uncertainties include, but are not limited to : the degree of our success at introducing new or improved products and solutions that gain market share ; the degree of growth of the 3 D printing market generally ; the remaining duration of the global COVID - 19 pandemic, which, if extensive, may continue to impact, in a material adverse manner, our operations, financial position and cash flows, and those of our customers and suppliers ; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower - margin products or services ; the impact of competition and new technologies ; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets ; the extent of our success at successfully consummating acquisitions or investments in new businesses, technologies, products or services ; potential changes in our management and board of directors ; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our supply chain and business) ; costs and potential liability relating to litigation and regulatory proceedings ; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us ; the extent of our success at maintaining our liquidity and financing our operations and capital needs ; the impact of tax regulations on our results of operations and financial condition ; and those additional factors referred to in Item 3 . D “Key Information - Risk Factors”, Item 4 , “Information on the Company”, Item 5 , “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20 - F for the year ended December 31 , 2019 (the “ 2019 Annual Report ”), which we filed with the Securities and Exchange Commission (the “ SEC ”) on February 26 , 2020 . Readers are urged to carefully review and consider the various disclosures made throughout our 2019 Annual Report and the Report of Foreign Private Issuer on Form 6 - K that attaches Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly period ended September 30 , 2020 , which we furnished to the SEC on November 12 , 2020 , and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects . Any guidance provided, and other forward - looking statements made in this presentation are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by law . 3 Stratasys

5 Stratasys Advancing our strategy to lead in mass production for polymer 3D printing • Manufacturing applications industry segment could reach $25 billion by 2025 • Up to $200 million incremental annual revenue opportunity within 5 years • Best - in - class technology

Programmable PhotoPolymerization – P 3 New levels of throughput, accuracy, consistency, and access to industrial - grade materials Proprietary, software - driven approach to additive manufacturing Cloud connected for upgrades and optimization IIoT Ready: 20+ sensors constantly monitor print conditions to adjust in real time 6 Stratasys

Key Benefits of Origin One and P 3 Platform 7 Stratasys Best - in - class combination of: • Fine surface detail and exceptional accuracy • Mechanical properties across broad set of materials • High throughput • Large sized parts Leading Materials Partners

Industry Applications with Large Addressable Markets 7 Stratasys Tooling models and molds, aligners, dentures, splints, guards, temps, bridges Aerospace, Automotive, CPG Tooling Medical Dental $ 1 B+ Market Elastometric and silicon components for medical devices Injection molds with high dimensional stability, heat deflection, durability $ 1 B+ Market $ 600 M+ Market Variety of components for other industries including housings, brackets, clamps, connectors and molds

Transaction Summary 8 Stratasys Transaction Consideration Up to $100 million purchase price • Total Cash $55 million; at closing $35 million * • Total Stock $45 million; at closing $25 million * Financial Impact • Revenue - generating in 2021 • Adding up to $200 million incremental annual revenue within 5 years • Slightly dilutive to non - GAAP EPS in 2021 • Accretive to non - GAAP EPS by 2023 Expected Closing Expected to close in January 2021 Revenue Global launch under Stratasys go - to - market organization towards mid - 2021 *Including $6M subject to the founder’s retention over three years

Stratasys is leading the transformation of manufacturing from conventional to 3D printing 9 Stratasys 1. Broadest set of best - in - class technologies 2 . Blue - chip customers 3. Strongest global channel 4. Deep advanced manufacturing experience 5. Industry - specific expertise & leadership 1 2 3 4 5

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&A 11 Stratasys